UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to  .
Commission file number 000-20557

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Andersons, Inc. Retirement Savings Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Andersons, Inc.
1947 Briarfield Boulevard
Maumee, Ohio 43537

The Andersons, Inc. Retirement Savings Investment Plan

Financial Statements and
Supplemental Schedule

As of December 31, 2019 and 2018, and
for the Year Ended December 31, 2019

Page Number
Reports of Independent Registered Public Accounting Firms	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2019 and December 31, 2018	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	4
Notes to Financial Statements	5
Supplemental Schedule:
Schedule of Assets (Held at End of Year) as of December 31, 2019	10
Signatures
Exhibits:
Consent of Independent Registered Public Accounting Firm - LBMC PC
Consent of Independent Registered Public Accounting Firm - RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Retirement Benefits Committee, Plan Administrator, and Plan Participants of
The Andersons, Inc. Retirement Savings Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of The Andersons, Inc. Retirement Savings Investment Plan (the “Plan”) as of December 31, 2019, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ LBMC PC

We have served as the Plan’s auditor since 2020.

Brentwood, Tennessee
June 5, 2020

Report of Independent Registered Public Accounting Firm

To the Retirement Benefits Committee, Plan Administrator, and Plan Participants of
The Andersons, Inc. Retirement Savings Investment Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Andersons, Inc. Retirement Savings Investment Plan (the Plan) as of December 31, 2018, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ RSM US LLP

We served as the Plan's auditor from 2009 to 2019.

Cleveland, Ohio
June 26, 2019

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Cash	$—	$883,556
Investments, at fair value	289,871,179	232,128,539
Receivables:
Notes Receivable from Participants	4,117,192	3,953,424
Employer Supplemental Contribution	3,066,596	2,251,808
Total Receivables	7,183,788	6,205,232
Net Assets Available for Benefits	$297,054,967	$239,217,327

See Notes to Financial Statements.

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019
Additions
Contributions:
Participants	$11,482,371
Employer	9,270,281
Rollovers	15,788,396
Total contributions	36,541,048

Investment income:
Interest and dividends	13,010,872
Net appreciation in fair value of investments	38,566,096
Total investment income	51,576,968

Interest income on notes receivable from participants	216,903

Total additions	88,334,919

Deductions
Benefit payments to active and terminated participants	30,366,019
Administrative fees	131,260
Total deductions	30,497,279

Net Increase in Net Assets Available for Benefits	57,837,640

Net Assets Available for Benefits
Beginning of year	239,217,327
End of year	$297,054,967

See Notes to Financial Statements.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements

Note 1 – Description of Plan and Accounting Policies
Plan Description
The Andersons, Inc. Retirement Savings Investment Plan (the “Plan”), a defined contribution retirement plan, is sponsored by The Andersons, Inc. (the "Plan Sponsor," "Employer" or "the Company"). The Plan year is January 1 through December 31. The Plan is administered by the Retirement Benefits Committee ("Plan Administrator") as established by the Plan Sponsor and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan assets are maintained by Fidelity Management Trust Company (the "Trustee" and "Recordkeeper"). The following description of the Plan is provided for general information. Plan participants should refer to the plan document for more complete information.
Accounting Principles
The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Eligibility
The Plan is a defined contribution plan that covers substantially all employees of The Andersons, Inc. Full-time employees are eligible to begin deferring money into the Plan as soon as administratively practicable following their date of hire. Part-time employees are eligible to begin deferring money into the Plan upon meeting the 1,000 hours and 12-month service requirement. Employer matching contributions begin once the employee enters the Plan. The Plan provides for retirement, disability, and death benefits for participants who meet certain eligibility requirements, including attaining age 21.
Contributions
Participant Contributions
Employee contributions may be made by salary reduction up to 75% of annual compensation (in 1.0% increments) subject to the maximum annual contribution allowed by law. Participants are automatically enrolled in the Plan with an effective pretax deferral of 5% of compensation unless the participant affirmatively elects out of the automatic deferral feature or elects a different deferral rate. New participants enrolled in the Plan will incur an automatic increase in their withholding amount of 1% per year, up to 10% withheld. The Plan also provides participants the option to choose Roth deferrals and the option to allocate their contributions into a self-directed brokerage account. The Plan may accept rollover contributions from certain IRAs or from other qualified defined benefit or contribution plans of The Andersons, Inc. or participants’ former employers. Participant rollover contributions totaled $15,788,396 for the year ended December 31, 2019 which was driven by the Lansing Trade Group ("LTG") merger on January 1, 2019 where 133 previous LTG employees rolled over $12,969,237 of contributions into the Plan.
Employer Contributions
The Plan provides for a required minimum employer matching contribution of 100% of the first 3% of a participant’s deferred compensation plus 50% of the next 2% of a participant’s deferred compensation, subject to limitations in the Internal Revenue Code ("IRC").

A performance contribution is an annual discretionary employer supplemental contribution. All employees who are eligible to participate in the Plan, accumulate 1,000 hours during the year, and are active at the Plan’s year-end will be eligible to receive a performance contribution. The Company determines how much to contribute to each participant based on the Company’s performance, with the measure of performance being pretax income. The performance contribution will range from 0% to 5% of eligible compensation depending on the actual level of Company performance (a minimum of 20% of budgeted income must be achieved before a minimum performance contribution of 1% will be made). Employer supplemental performance contributions were $3,066,596 for the year ended December 31, 2019.
Participant Accounts
Each participant’s account is credited with their contributions, the employer matching contributions, the employer supplemental contributions, and an allocation of investment earnings. Allocations are based on the participant’s selected allocation percentages. Investment income is allocated to participant accounts by investment fund balance on a daily basis. This allocation is based upon the ratio of each participant’s weighted average fund balance to the total of all participants’ fund balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. No assets of any participant account may be used for the benefit of any other account or participant. All amounts in participant accounts are participant-directed. Participants may invest in various instruments including common stock and mutual funds.
Payment of Benefits
Participants are eligible for a distribution of plan benefits upon termination of service, whether by disability, retirement, death or leaving the Company. In the event of financial hardship (as defined in the plan document), participants may withdraw amounts from the employee contribution portion of their plan accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid as a single lump-sum distribution, monthly installments or may request that the Plan make a direct rollover distribution to another eligible retirement plan. Benefits are recorded when paid, and all cash balances at year end are as a result of participants that have elected to withdraw from the Plan and have not yet been paid.
Investment Valuation and Income Recognition
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Plan’s investments in mutual funds and self-directed brokerage accounts are based on net asset values on the last business day of the plan year. The fair value of the Plan’s investments in The Andersons, Inc. common stock is based on NASDAQ closing market price on the last business day of the plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.
Vesting
Participants are immediately 100% vested in the participant, Employer matching, and rollover contributions and any income or loss thereon. Performance contributions ratably vest 20% each year over a five-year period. The Plan includes employees of acquired entities or businesses and recognizes each individual's service for vesting purposes if such service would have been treated as service if it had been rendered at the Company.
Forfeitures
Forfeitures of terminated participants’ non-vested Company contributions are used to reduce Employer contributions. The Plan used forfeitures of $100,615 to reduce Employer contributions in 2019. The forfeiture balance included in Investments, at fair value on the Statements of Net Assets Available for Benefits that was available to apply to future Employer contributions was $98,945 and $81,756 as of December 31, 2019 and 2018, respectively.

Administrative Expenses
Plan administrative expenses are paid by the Company to the extent not paid or offset by the Plan. Participants are responsible for fees associated with certain transactions or services they utilize, such as loan originations and maintenance, in-service withdrawals and professional management service fees.

Notes Receivable from Participants
Participants may borrow up to 50% of their vested account balances. The minimum loan amount is $1,000 and the maximum is $50,000. Each participant may only have one loan outstanding and each loan bears interest at a fixed rate equal to the prime rate at the end of the quarter previous to initiation of the loan plus one percent. Loans must provide for at least quarterly repayments utilizing a level amortization schedule. Loan terms will not exceed five years unless the loan qualifies as a home loan in which the term will be established by the Plan Administrator at the time of the loan. Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, and participant loans deemed distributed due to default are included in benefits paid to participants on the Statement of Changes in Net Assets Available for Benefits.
Plan Amendment and Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right to amend or terminate the Plan and the trust at any time. In the event of termination of the Plan, participants become fully vested in their individual accounts and all account balances will be distributed in the form and manner determined by the Plan Administrator.
Risks and Uncertainties

The Plan utilizes various investment instruments, including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results and outcomes may differ from management’s estimates and assumptions. The Plan has no contingent assets or liabilities for any periods presented in these financial statements.

Subsequent Events

In March 2020, the World Health Organization categorized Coronavirus Disease 2019 ("COVID-19") as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The COVID-19 pandemic has led to volatility in financial markets and has affected, and may continue to affect, the market price of The Andersons, Inc. common stock and other Plan assets. The potential economic impact brought by, and the duration of, COVID-19 is difficult to assess or predict and will depend on future developments that are highly uncertain and cannot be predicted.
The Plan has implemented certain requirements by the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) and the Setting Every Community Up for Retirement Enhancement Act of 2019 (the SECURE Act), which laws change the Plan to, among others, allow certain eligible individuals to receive coronavirus-related distributions of up to $100,000, allow loan repayments to be deferred up to one year and delay the commencement date for required minimum distributions. The optional features within these acts are currently being assessed but have not been implemented to date. Written amendments to the Plan to reflect these operational changes will be adopted at a later date in accordance with applicable law and IRS guidance. No other subsequent events were identified through June 5, 2020, the date these financial statements were issued.

Note 2 - Financial Instruments
The Plan accounts for investments at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Plan categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•
Level 1—inputs are based upon unadjusted quoted prices for identical instruments in active markets. The Plan’s Level 1 investments primarily include mutual funds, The Andersons, Inc. Common Stock, and money market funds.

•
Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies and commodities. As of December 31, 2019 and 2018, the Plan did not hold any financial instruments categorized as Level 2.

•
Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. As of December 31, 2019 and 2018, the Plan did not hold any financial instruments categorized as Level 3.

Disclosures concerning assets measured at fair value are presented below. The Plan has no liabilities measured at fair value.

As of December 31, 2019	Level 1	Total
Mutual funds	$281,403,641	$281,403,641
Common stock of The Andersons, Inc.	6,933,517	6,933,517
Self-directed brokerage accounts	1,534,021	1,534,021
Total Investments	$289,871,179	$289,871,179

As of December 31, 2018	Level 1	Total
Mutual funds	$223,119,925	$223,119,925
Common stock of The Andersons, Inc.	8,071,760	8,071,760
Self-directed brokerage accounts	936,854	936,854
Total Investments	$232,128,539	$232,128,539

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no transfers between fair value levels for the year ended December 31, 2019.

Note 3 - Related Party and Party-In-Interest Transactions

Fees paid by the Plan for administrative and advisory services provided by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee, and Strategic Advisors, Inc. amounted to $131,260 for the year ended December 31, 2019 and qualify as party-in-interest transactions under ERISA. Certain employees of the Company provide administrative services for the Plan and are not reimbursed for their services from the Plan. Substantially all other administrative and legal expenses are paid by the Company on behalf of the Plan.

Transactions in the Plan Sponsor's common stock qualify as exempt party-in-interest transactions. As of December 31, 2019 and 2018, the Plan held 274,222 shares of The Andersons, Inc. Common Stock valued at $6,933,517 and 270,006 shares valued at $8,071,760, respectively. During the years ended December 31, 2019 and 2018, the Plan recorded The Andersons, Inc. Common Stock dividend income of $183,531 and $190,423, respectively.

Note 4 - Income Tax Status
The IRS has reviewed the plan document and informed the Plan Sponsor by a letter dated March 31, 2014, that the volume submitter plan adopted by the Plan Sponsor and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the opinion letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5 - Reconciliation of Financial Statements to Form 5500
The Form 5500 includes notes receivable from participants as investments.

A reconciliation of net assets available for benefits as follows:

December 31, 2019
Net assets available for benefits per the financial statements:	$297,054,967
Differences in:
Participant loans deemed as benefit payments per Form 5500	(33,240)
Net assets available for benefits per Form 5500	$297,021,727

A reconciliation of change in net assets available for benefits as follows:

Year Ended December 31, 2019
Change in net assets available for benefits per the financial statements:	$57,837,640
Less: Participant loans deemed as benefit payments per Form 5500	(33,240)
Add: Prior year distributions recorded in cash for exchange in net assets per Form 5500	883,556
Add: Participant loans deemed as benefit payments per prior year Form 5500	59,066
Changes in net assets available for benefits per Form 5500	$58,747,022

The Andersons, Inc. Retirement Savings Investment Plan
EIN 34-1562374, Plan No. 003
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date and Rate of Interest	Cost *	Fair Value
**	Fidelity U.S. Bond Index Fund	Registered Investment Company		$16,209,439
**	Fidelity 500 Index Fund	Registered Investment Company		50,637,366
**	Fidelity Low-Priced Stock Fund - Class K	Registered Investment Company		9,875,449
**	Fidelity Contrafund Fund - Class K	Registered Investment Company		26,170,206
**	Fidelity International Index Fund	Registered Investment Company		5,683,517
**	Fidelity Money Market Government Portfolio	Registered Investment Company		13,810,793
**	Fidelity Freedom Income Fund - Class K	Registered Investment Company		1,110,865
**	Fidelity Freedom 2005 Fund - Class K	Registered Investment Company		245,745
**	Fidelity Freedom 2010 Fund - Class K	Registered Investment Company		4,101,716
**	Fidelity Freedom 2015 Fund - Class K	Registered Investment Company		2,060,090
**	Fidelity Freedom 2020 Fund - Class K	Registered Investment Company		11,890,064
**	Fidelity Freedom 2025 Fund - Class K	Registered Investment Company		15,082,743
**	Fidelity Freedom 2030 Fund - Class K	Registered Investment Company		15,070,842
**	Fidelity Freedom 2035 Fund - Class K	Registered Investment Company		10,112,806
**	Fidelity Freedom 2040 Fund - Class K	Registered Investment Company		10,551,660
**	Fidelity Freedom 2045 Fund - Class K	Registered Investment Company		10,508,545
**	Fidelity Freedom 2050 Fund - Class K	Registered Investment Company		11,125,794
**	Fidelity Freedom 2055 Fund - Class K	Registered Investment Company		5,278,426
**	Fidelity Freedom 2060 Fund - Class K	Registered Investment Company		1,493,656
**	Fidelity Freedom 2065 Fund	Registered Investment Company		7,001
	Janus Henderson Enterprise Fund - Class N	Registered Investment Company		25,412,385
	Dodge & Cox Stock Fund	Registered Investment Company		12,116,551
	T. Rowe Price Overseas Stock Fund	Registered Investment Company		2,032,886
	First Eagle Overseas Fund - Class I	Registered Investment Company		9,120,004
	Invesco Developing Markets Fund - Class R6	Registered Investment Company		2,822,439
	American Beacon Small Cap Value Fund	Registered Investment Company		3,930,888
	Vanguard Short-Term Investment-Grade Fund	Registered Investment Company		4,941,765
**	The Andersons, Inc. Common Stock	274,222 shares of Common Stock		6,933,517
**	Self-Directed Brokerage Accounts	—		1,534,021
	Investments held by trustee			289,871,179
**	Participant Loans	maturing through 2033 with interest rates ranging from 4.25% to 8.75%		4,117,192
	Total			$293,988,371
* Information not presented because investments are participant-directed
** Represents party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Andersons, Inc. Retirement Savings Investment Plan
(Name of Plan)

Date: June 5, 2020	/s/ Brian K. Walz
Brian K. Walz
Vice President, Treasurer